

Mail Stop 3720

October 31, 2008

Mr. Richard J. Schmaeling
Chief Financial Officer
LIN TV Corp. and LIN Television Corporation
Four Richmond Square, Suite 200
Providence, Rhode Island 02906

> **RE:** **LIN TV Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 1-31311**
>
> **LIN Television Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 0-25206**

Dear Mr. Schmaeling:

We have reviewed your filing and have the following comment. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year ended December 31, 2007

Consolidated Statement of Cash Flows, pages F-6 and F-48

1. Tell us what the cash and cash equivalents from discontinued operations represents and its relationship to cash provided by (used in) operating activities and investing activities from discontinued operations. In this regard, we noted the change in cash and cash

equivalents from discontinued operations is not fully explained by cash provided by (used in) operating activities and investing activities from discontinued operations.

\*   \*   \*   \*

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comment and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding the comment on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director